FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Zentek Ltd. (the "Company")

24 Corporate Court
Guelph, ON N1G 5G5

2. Date of Material Change August 19, 2024

3. News Release

A press release disclosing the material change was released on August 19, 2024, through the facilities of Newsfile Corp.

4. Summary of Material Change

The Company closed a non-brokered private placement on August 19, 2024 through the issuance of 2,361,500 units (each, a "Unit"), at a price of $1.30 per Unit for gross proceeds of $3,069,950 (the "Unit Offering").

5. Full Description of Material Change

Pursuant to the Unit Offering, the Company issued 2,361,500 Units at a price of $1.30 per Unit for aggregate gross proceeds of $3,069,950. Each Unit is comprised of one common share ("Common Share") of the Company and one-half of one Common Share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder thereof to purchase one Common Share for a period of twenty-four (24) months from the closing of the Unit Offering at a price of $3.00 per Common Share.

The proceeds of the Unit Offering will be used for general working capital purposes.

In connection with the closing of the Offering, the Company paid certain eligible persons a cash commission of $29,499.40 in the aggregate.

All securities issued in connection with the Unit Offering are subject to a hold period of four months plus a day from the date of issuance and the resale rules of applicable securities legislation. The Unit Offering remains subject to the final approval of the TSX Venture Exchange.

6. Reliance on subsection 7.1(2) of National Instrument 51-102 The report is not being filed on a confidential basis.

7. Omitted Information

No significant facts have been omitted from this Material Change Report.

8. Executive Officer

For further information, contact Greg Fenton, Chief Executive Officer and Director of the Company at gfenton@zentek.com .

9. Date of Report

This report is dated at Toronto, this 19th day of August, 2024.

Cautionary Statement Regarding Forward-Looking Information

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this material change report.

This material change report contains forward‐looking statements and forward‐looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward‐looking statements or information. The forward‐looking statements and information are based on certain key expectations and assumptions made by management of the Company. Although management of the Company believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward‐looking statements and information since no assurance can be given that they will prove to be correct.

Forward-looking statements and information are provided for the purpose of providing information about the current expectations and plans of management of the Company relating to the future. Readers are cautioned that reliance on such statements and information may not be appropriate for other purposes, such as making investment decisions. Since forward‐looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on the forward‐looking statements and information contained in this material change report. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward‐looking statements and information contained in this material change report are made as of the date hereof and no undertaking is given to update publicly or revise any forward‐looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws. The forward-looking statements or information contained in this material change report are expressly qualified by this cautionary statement.